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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Line — (614) 857-1496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Linda S. Goshe
Notary Public, State of Ohio
My Commission Expires 02-17-2014

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Tel: 614 224 5678
Fax: 614 232 7939
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Red Capital Markets, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. As described in Note B, the accompanying financial statements have been prepared using the historical basis of accounting of the Company prior to National City Corporation's acquisition by The PNC Financial Services Group, Inc. on December 31, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Capital Markets, Inc. at December 31, 2008, and the results of its operations, changes in shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 137,403
Securities Inventory	63,782,728
Securities Purchased Under Agreements to Resell	43,579,087
Receivables from Broker/Dealers	312,574,218
Accrued Interest Receivable	582,316
Remarketing Agent Receivables	309,360
Accounts Receivable – Affiliate	187,650
Fixed Assets, net	441,526
Derivative Assets	912,762
Deferred Income Taxes	985,555
Prepaid Expenses	1,014,546
Other Assets	1,019,592
Goodwill	41,056,986
Total Assets	$ 466,583,729

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Line of Credit Payable – Affiliate	$ 55,379,583
Payable to Broker/Dealers	297,624,849
Deferred Compensation Plan Payable	2,152,848
Accrued Salaries, Incentive Compensation and Employee Benefits	550,870
Accounts Payable and Accrued Expenses	966,037
Accounts Payable – Affiliate	116,422
Interest Payable – Affiliate	55,820
Derivative Liabilities	523,680
Income Taxes Payable – Affiliate	601,108
Total Liabilities	357,971,217
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued and outstanding)	1,000
Paid-In Capital	79,501,872
Retained Earnings	29,109,640
Total Shareholder's Equity	108,612,512
Total Liabilities and Shareholder's Equity	$ 466,583,729

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2008

REVENUES		
Tax Credit Equity Syndication Fees	$	6,982,100
Interest Income		4,991,382
Net Underwriting Fees		1,659,079
Remarketing Agent Fees		1,348,466
Net Trading Losses		(1,623,388)
Other Income		648,177
	$	14,005,816
EXPENSES		
Salaries, Incentive Compensation and Employee Benefits	$	7,334,531
Occupancy		932,632
Interest Expense		870,893
Insurance		450,000
Travel and Entertainment		384,033
Furniture, Equipment and Software Expense		270,229
Third Party Service Fees		200,810
General and Administrative		505,329
State and Local Taxes		807,642
	$	11,756,099
INCOME BEFORE INCOME TAXES	$	2,249,717
INCOME TAX EXPENSE		296,154
NET INCOME	$	1,953,563

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2007	$1,000	$79,501,872	$27,156,077
Net Income	-	-	1,953,563
BALANCE, DECEMBER 31, 2008	$1,000	$79,501,872	$29,109,640

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,953,563
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities:	
Net Realized Loss on Sale of Securities Inventory	349,672
Net Unrealized Loss on Securities Inventory	1,273,716
Net Unrealized Gain on Forward Purchase and Sale Commitments	(389,082)
Depreciation and Amortization of Fixed Assets	61,062
Purchases of Securities Inventory	(2,990,271,161)
Proceeds from Sales of Securities Inventory	2,974,868,140
Net Purchases of Securities Under Agreements to Resell	(33,650,224)
Increase in Receivables and Other Assets	(313,742,986)
Decrease in Deferred Income Tax Assets	519,205
Increase in Accounts Receivables – Affiliate	(162,162)
Decrease in Accrued Salaries, Incentive Compensation and Employee Benefits	(1,834,422)
Decrease in Accounts Payable and Accrued Expenses	(1,175,317)
Decrease in Other Payables to Affiliate	(66,977)
Increase in Interest Payable to Affiliate	46,985
Increase in Payable to Broker/Dealers	297,624,849
Decrease in Deferred Revenue	(95,000)
Decrease in Income Taxes Payable – Affiliate	(2,123,759)
NET CASH USED IN OPERATING ACTIVITIES	(66,813,898)
CASH FLOWS FROM INVESTING ACTIVITIES	
Fixed Asset Purchases	(366,283)
NET CASH USED IN INVESTING ACTIVITIES	(366,283)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Proceeds from Line of Credit – Affiliates	55,379,583
NET CASH PROVIDED BY FINANCING ACTIVITIES	55,379,583
DECREASE IN CASH AND CASH EQUIVALENTS	(11,800,598)
CASH AND CASH EQUIVALENTS, JANUARY 1	11,938,001
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 137,403

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
(CONTINUED)
Year Ended December 31, 2008

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Interest to Affiliate	$498,294
Interest to Third Parties	$325,615
Income Taxes to Affiliate	$1,832,996
Income Taxes to State and Local Governments	$67,712

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Decrease in asset and corresponding liability attributable to deferred compensation plan	$973,988

See notes to financial statements.

RED CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION

Red Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of National City Bank (the "Bank,") which is a wholly owned subsidiary of National City Corporation ("National City,") which was merged with and into The PNC Financial Services Group, Inc. ("PNC") on December 31, 2008.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, the syndication and sale of low income housing tax credit funds, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On December 31, 2008, National City was acquired by PNC in a stock-for-stock exchange. The Company's financial statements were prepared from the books and records of the Company prior to National City's acquisition by PNC and utilized the Company's historical-basis of accounting. These financial statements do not give effect to any purchase accounting adjustments that may be required under Statement of Financial Accounting Standard 141, Business Combinations, or any other conforming adjustments which may be recorded by PNC upon completion of this transaction.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

Derivative Financial Instruments – Statement of Financial Accounting Standard (SFAS) 133, *Accounting for Derivative Instruments and Hedging Activities*, requires all derivative instruments to be carried at fair value on the Statement of Financial Condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage backed securities and exchange-traded futures contracts. These derivative instruments are not designated in a SFAS 133 hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings.

Customer Accounts – In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with a market value of $685,152 at December 31, 2008 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in Securities Inventory in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of Net Trading Losses. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2008, the cost of securities inventory was $66,549,854.

Fixed Assets – Fixed assets primarily consist of furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging

from three to ten years and accelerated methods for tax reporting. At December 31, 2008, fixed asset accumulated depreciation and amortization was $231,050.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Goodwill – Goodwill represents the excess of cost over the fair value of the net assets acquired. The Company accounts for its goodwill in accordance with SFAS 142, *Goodwill and Other Intangible Assets.* The Company tests goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Tax Credit Equity Syndication Fees – In accordance with AICPA Statement of Position (SOP) 92-1, *Accounting for Real Estate Syndication Income*, the Company recognizes the fees it receives for syndicating tax credit funds when the fund partnership interests have been sold and the corresponding properties have been acquired. The Company does not receive ownership interests in lieu of syndication fees.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $691,126 for the year ended December 31, 2008.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Financial Instruments – The Company considers cash, receivables, forward purchase commitments, securities purchased under agreements to resell, forward sale commitments, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

C. FAIR VALUE MEASUREMENTS

Effective with the adoption of SFAS 157, the Company determines the fair values of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted price and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

SFAS 157 creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using unobservable inputs and significant management assumptions. The fair values of securities held by the Company are generally based on listed market prices which results in those securities being considered Level 1 or 2 in the SFAS 157 hierarchy.

A summary of assets and liabilities at December 31, 2008 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities Inventory	$ 2,427,801	$ 61,354,927	$ -	$ 63,782,728
Derivative Assets	-	912,762	-	912,762
Total	$ 2,427,801	$ 62,267,689	$ -	$64,695,490
Liabilities:				
Derivative Liabilities	$ -	$ 523,680	$ -	$ 523,680
Total	$ -	$ 523,680	$ -	$ 523,680

D. GOODWILL

Prior to July 1, 2004, the Company was a wholly owned subsidiary of The Provident Bank ("Provident Bank,") which was a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial.") On July 1, 2004, National City completed its acquisition (the "Acquisition") of Provident Financial. The Company's goodwill is a result of the Acquisition. "Push-down" accounting was utilized in the Company's 2004 financial statements to recognize the excess of cost over the fair value of net assets acquired. As required by SFAS 142, the Company performed the annual impairment test on goodwill as of November 30, 2008 using a fair value approach. No impairment existed as of that date.

E. SECURITIES INVENTORY

The Company's securities inventory at December 31, 2008 was comprised of the following:

Fixed-rate, taxable, multifamily agency mortgage-backed securities	$34,996,549
Fixed-rate, tax-exempt municipal bonds	13,397,382
Variable-rate, tax-exempt municipal bonds	13,105,000
Corporate equity securities	1,271,859
Other securities	1,011,938
	$63,782,728

F. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its operations. Under terms of the note, the Company may borrow up to $300,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. All borrowings under the agreement are secured by all of the Company's assets. At December 31, 2008, the Company had an outstanding balance outstanding under this note of $55,379,583 and accrued interest of $55,820. Interest incurred under this note during the year ended December 31, 2008 was $545,279.

The Company also has a revolving promissory demand note from a subsidiary of the Bank. Under the terms of the note, which is not collateralized, the Company may borrow up to a total of $200,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. At December 31, 2008, the Company had no borrowings outstanding under this note. There was no interest incurred under this note during the year ended December 31, 2008.

G. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $3,983,017, and

aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at December 31, 2008 were $53,780,093 and $49,797,076, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 1.11 to 1 at December 31, 2008.

H. INCOME TAXES

National City files a consolidated federal income tax return, which includes most of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to National City amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes. Income tax expense for the year ended December 31, 2008 consisted of the following:

Current	$(223,550)
Deferred	519,704
Income tax expense	$296,154

The difference between tax expense recorded in the Statement of Income and tax expense calculated at the federal statutory rate of 35% relates primarily to municipal interest income and state income taxes.

At December 31, 2008, the net deferred income tax asset consisted of the following items:

Deferred compensation plan	$677,003
State income taxes	(11,010)
Depreciation	(25,213)
Goodwill and other intangible assets	291,968
Cash basis adjustment	(52,500)
Other	105,307
Net deferred income tax asset	$985,555

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* on January 1, 2007. As of December 31, 2008 and 2007, the Company had a liability for uncertain tax positions of $7,972 and $36,923, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$36,923
Reductions:	
Adjustments related to prior year business combinations	(28,951)
Balance at December 31, 2008	$7,972

The Company recognizes interest and penalties associated with uncertain tax positions in income tax expense. During 2008, no provision for interest and penalties was recognized. As of December 31, 2008, there was no liability for interest or penalties.

I. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company paid $650,507 to the Bank and to other subsidiaries of National City for the rental of its office space. At December 31, 2008, the Company had cash in demand accounts of $25,102 at the Bank.

J. COMMITMENTS

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower.

The forward sale commitments, treated as derivatives under SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage backed security that may occur due to movements in interest rates.

In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties. The change in the fair values of the forward sale and purchase commitments are recorded in the Statement of Financial Condition as Derivative Assets and Derivative Liabilities. The net unrealized gain for the year ended December 31, 2008 was $389,082.

At December 31, 2008, the Company had mandatory commitments to deliver $33,327,000 of fixed and variable-rate mortgage-backed securities and written commitments to purchase $33,327,000 of the same types of securities from its affiliate. In addition, the Company had commitments to deliver $5,177,836 of fixed-rate mortgage-backed securities and written commitments to purchase $6,530,206 of the same types of securities from unaffiliated counterparties at December 31, 2008.

K. INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

L. RECEIVABLES FROM BROKER/DEALERS AND PAYABLES TO BROKER/DEALERS

Receivables from broker/dealers include receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker/dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker/dealers.

M. BENEFIT PLAN

The Company participates in the National City SIP/401(k) Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. National City may make contributions to the plan for employees with one or more years of service in the form of National City common stock in varying amounts depending on participant contribution levels. National City provides up to a 6.9% matching contribution. For the year ended December 31, 2008, the Company expensed $438,208 pursuant to this plan.

National City has a noncontributory, defined benefit pension plan covering substantially all employees. Effective January 1, 2005, the Company became eligible to participate in the defined benefit pension plan.

Pension benefits are derived from a cash balance formula, whereby credits based on salary, age, and years of service are credited to employee accounts. Actuarially determined pension costs are charged to current operations by National City and are not allocated to the Company.

Additionally, the Company maintains a deferred compensation plan covering highly compensated individuals. The deferred compensation plan's assets and corresponding liability total $2,152,848, and are recorded on the Statement of Financial Condition in Securities Inventory and Deferred Compensation Plan Payable, respectively.

N. SYNDICATION OF TAX CREDIT FUNDS

The Company syndicates partnership interests in tax credit funds, which are organized as limited liability companies (LLCs) that acquire 99.99% limited partnership interests in single asset entities that each own a multifamily property eligible for low income housing tax credits. The Company sells 99.99% of the tax credit funds' limited partnership interests to institutional investors while an affiliate of the Company maintains a 0.01% managing member interest in each fund. The properties in the tax credit funds generate a stream of federal tax credits for 10 years, as well as tax deductions from passive losses coming primarily from depreciation and interest expense for 15 years, which flow through to the fund investors. In connection with the syndication of tax credit funds, the Company receives syndication fees for originating, screening, underwriting, acquiring and accumulating the multifamily properties and selling the equity interests in the funds. The Company has no continuing involvement with the funds once the fund interests are sold. An affiliate of the Company receives fees for providing asset management services throughout the lives of the funds pursuant to a separate asset management contract executed with the funds. During the year ended December 31, 2008, the Company syndicated $186,376,032 in tax credit funds.

O. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2008, the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was $43,579,087 and $44,706,279, respectively.

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed-upon limits. These agreements allow for the Company to pledge the collateral against the Company's short-term borrowings. At December 31, 2008, there was no pledged collateral.

At December 31, 2008, accrued interest receivable from securities purchased under agreements to resell was $34,818. These agreements renew daily.

P. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 149. These instruments are recorded at fair value, with the changes in fair value recorded in Net Trading Losses on the Statement of Income.

At December 31, 2008, the Company had sold short futures contracts to deliver $1,861,250 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2008 was ($25,000) and is included in Securities Inventory in the Statement of Financial Condition. The Company had $299,141 on deposit with the counterparty for those commitments at December 31, 2008. The deposit was in the form of U.S. Treasury securities which are included in Securities Inventory in the Statement of Financial Condition.

RED CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2008

Total ownership equity qualified for Net Capital		$108,612,512
Deductions and/or charges:		
Excess cash		-
Non-allowable assets		44,469,260
Net capital before haircuts on security positions		64,143,252
Haircuts on security positions:		
Trading and Investment Securities:		
US and Canadian government obligations		1,762,174
State and municipal government obligations		594,232
Contractual securities commitments		1,063,679
Options		89,100
Other securities		401,151
Undue concentration		72,831
Deduction for presumed Marketability Test for Municipal Securities		6,379,992
Total haircuts on security positions		10,363,159
Net Capital		$53,780,093
Computation of Basic Net Capital Requirement		
Minimum net capital required	$3,983,017	
Minimum dollar net capital requirement of reporting broker/dealer	250,000	
Net capital requirement		$3,983,017
Excess net capital		$49,797,076
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness		$59,745,260
Deduct adjustment based upon deposits in special reserve bank accounts		-
Total Aggregate Indebtedness		$59,745,260
Percentage of aggregate indebtedness to net capital		111%

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 27, 2009.

RED CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3
AS OF DECEMBER 31, 2008

COMPUTATION OF RESERVE REQUIREMENTS

Total Credit Balances	$ -
Total Debit Balances	$ -
Excess of Total Credits Over Total Debits	$ -
Reserve requirements (at 105%)	$ -

RED CAPITAL MARKETS, INC.

SCHEDULE III
RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2008

Per Focus Report X-17a-5
filed January 27, 2009.

Excess of Total Credits Over Total Debits	$ -
Reserve Requirements (at 105%)	$ -
Amount on Deposit	$ 685,152

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed January 27, 2009.

RED CAPITAL MARKETS, INC.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2008

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
Number of items	None

ERNST & YOUNG

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Red Capital Markets, Inc.

In planning and performing our audit of the financial statements of Red Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2009

Ernst & Young LLP

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Annual Audited Report
Pursuant to Rule 17a-5(e)(3)

RED CAPITAL MARKETS, INC.

For the Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm